 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

EPL OIL & GAS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

26883D1081
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26883D1081
1	Names of Reporting Person.	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	116,984
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	116,984
11	Aggregate Amount Beneficially Owned by Each Reporting Person	116,984
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.30%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	259,648
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	259,648
11	Aggregate Amount Beneficially Owned by Each Reporting Person	259,648
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.66%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Catalyst Trading Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	7,621
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	7,621
11	Aggregate Amount Beneficially Owned by Each Reporting Person	7,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.02%
14	Type of Reporting Person	CO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Spectrum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	596,455
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	596,455
11	Aggregate Amount Beneficially Owned by Each Reporting Person	596,455
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	1.53%
14	Type of Reporting Person	PN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Spectrum Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	585,542
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	585,542
11	Aggregate Amount Beneficially Owned by Each Reporting Person	585,542
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	1.50%
14	Type of Reporting Person	CO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only1,
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,608,888
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,608,888
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,608,888
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	4.12%
14	Type of Reporting Person	PN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,608,888
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,608,888
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,608,888
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	4.12%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,608,888
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,608,888
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,608,888
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	4.12%
14	Type of Reporting Person	IN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,608,888
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,608,888
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,608,888
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	4.12%
14	Type of Reporting Person	IN

This Amendment No. 12 to Schedule 13D (the "Amendment No. 12") modifies and supplements the Schedule 13D initially filed on July 3, 2008 (the "Original Statement"), as amended by Amendment No. 1 filed on October 14, 2008, Amendment No. 2 filed on January 27, 2009, Amendment No. 3 filed on March 5, 2009, Amendment No. 4 filed on September 29, 2009, Amendment No. 5 filed on December 4, 2012, Amendment No. 6 filed on December 31, 2012,  Amendment No. 7 filed on March 21, 2013, Amendment No. 8 filed on May 16, 2013, Amendment No. 9 filed on May 30, 2013 Amendment No. 10 filed on June 13, 2013 and Amendment No. 11 filed on July 15, 2013 (the Original Statement, as amended, the "Statement"), with respect to the common stock, $0.001 par value per share (the “Common Stock”) of EPL Oil & Gas, Inc. (the “Company”). Except to the extent supplemented or amended by the information contained in this Amendment No. 12, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following sentence to the end of the last paragraph:

Since the date of the Amendment No. 11 to the Statement, an additional 566,073 shares of Common Stock were sold by the Purchasing Entities under the Registration Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

As of August 8, 2013 and since the date of the Amendment No. 11 to the Statement, the Reporting Persons sold an aggregate of 566,073 shares of Common Stock in open market transactions at an average price of $34.4944 per share. As a result of the sales, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is less than 5% (on the basis of 39,047,405 shares of Common Stock issued and outstanding as of July 26, 2013, as reported in the Company’s 10Q filed with the Commission on August 1, 2013) and are as follows:

Debello Investors LLC
(a) Amount beneficially owned:	116,984	Percent of class:	0.30%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			116,984
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			116,984

Wexford Catalyst Investors LLC
(a) Amount beneficially owned:	259,648	Percent of class:	0.66%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			259,648
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			259,648

Wexford Catalyst Trading Limited
(a) Amount beneficially owned:	7,621	Percent of class:	0.02%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			7,621
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			7,621

Wexford Spectrum Fund, L.P.
(a) Amount beneficially owned:	596,455	Percent of class:	1.53%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			596,455
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			596,455

Spectrum Intermediate Fund Limited
(a) Amount beneficially owned:	585,542	Percent of class:	1.50%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			585,542
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			585,542

Wexford Capital LP
(a) Amount beneficially owned:	1,608,888	Percent of class:	4.12%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,608,888
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,608,888

Wexford GP LLC
(a) Amount beneficially owned:	1,608,888	Percent of class:	4.12%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,608,888
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,608,888

Charles E. Davidson
(a) Amount beneficially owned:	1,608,888	Percent of class:	4.12%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,608,888
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,608,888

Joseph M. Jacobs
(a) Amount beneficially owned:	1,608,888	Percent of class:	4.12%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,608,888
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,608,888

Wexford Capital may, by reason of its status as managing member, investment manager or sub advisor of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth above and as reported in Amendment No.10 and Amendment No.11, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 12 to the Schedule 13D.

* * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated August 8, 2013
DEBELLO INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CATALYST INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CATALYST TRADING LIMITED

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM FUND, L.P.
By: Wexford Spectrum Advisors, L.P., its GP
By: Wexford Spectrum Advisors GP LLC, its GP

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

SPECTRUM INTERMEDIATE FUND LIMITED

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By :	Wexford GP LLC, its general partner
By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS